Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

June 28, 2011

The following was published on the website of Alpha Beta Netherlands Holding N.V. on June 28, 2011:

In respect of the description of the shareholder litigation contained in the Offer Document as well as the description of the treatment of Deutsche Börse shares as components of the DAX and the STOXX indices contained in the Offer Document the following is published:

Settlement of Shareholder Litigation / Index membership of Deutsche Börse shares

Settlement of Shareholder Litigation

Following the announcement of the business combination agreement between NYSE Euronext (“NYSE Euronext”), Deutsche Börse AG (“Deutsche Börse”), Alpha Beta Netherlands Holding N.V., a public limited liability company incorporated under the laws of the Netherlands (“Holdco”), and Pomme Merger Corporation, a Delaware corporation and wholly owned subsidiary of Holdco (“Merger Sub”) pursuant to which NYSE Euronext and Deutsche Börse AG agreed to combine their respective businesses and become subsidiaries of Holdco (the “combination”) on February 15, 2011, several complaints were filed in the Delaware Court of Chancery (the “Delaware Court”); the Supreme Court of the State of New York, County of New York (the “New York Court”); and the U.S. District Court for the Southern District of New York (the “SDNY”), each challenging the proposed combination. The Delaware cases were subsequently consolidated under the caption In re NYSE Euronext Shareholders Litigation, Consol. C.A. No. 6220-VCS (the “Delaware action”). The New York Court cases were coordinated, and a Master File was created, under the caption In re NYSE Euronext Shareholders Litigation, Index No. 773000/11 (the “New York action” and together with the Delaware action, the “actions”). The actions were brought as putative class actions on behalf of shareholders of NYSE Euronext and variously name as defendants NYSE Euronext, its directors at the time of the announcement of the combination (together with NYSE Euronext, the “NYSE Euronext defendants”), Deutsche Börse, Merger Sub and Holdco, and allege that the individual defendants breached their fiduciary duties in connection with their consideration and approval of the combination and that the entity defendants aided and abetted those breaches. On May 26, 2011, plaintiffs in the actions filed a motion in the Delaware Court seeking a preliminary injunction enjoining the scheduled July 7, 2011 NYSE Euronext shareholder vote on the combination.

On June 16, 2011, the plaintiffs in the actions, the NYSE Euronext defendants, Deutsche Börse and Holdco entered into a memorandum of understanding (“MOU”) setting forth their agreement in principal regarding a proposed settlement of all claims asserted in the actions. As part of the settlement, the NYSE Euronext defendants acknowledged that the pendency and prosecution of the actions were a factor in the NYSE Euronext board of directors’ decision to support management’s recommendation that Holdco declare a special dividend and consequently provide appraisal rights. Additionally, in the MOU, Holdco acknowledged its intent to recommend to the Holdco board of directors that following the completion of the combination Holdco act upon the recommendations of the boards of directors of NYSE Euronext and Deutsche Börse that Holdco issue the special dividend subject to the approval of the Holdco board of directors, consistent with its fiduciary duties. As part of the settlement, the parties agreed to seek to remove or withdraw any pending requests for interim relief, specifically including plaintiffs’ motion for a preliminary injunction in the Delaware action.

The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement, Delaware Court approval following notice to the class, final dismissal of the actions with prejudice, and the completion of the combination. If Holdco were to fail to pay the special dividend, for any reason, the parties would have the option to terminate the settlement. If the settlement is consummated, it would release all claims that the plaintiffs and all members of the class may have arising out of or relating in any manner to the combination, as described in the MOU, including the federal action pending in SDNY.

Decision made on treatment of Deutsche Börse shares as components of DAX and STOXX indices in context of planned merger with NYSE Euronext

The Working Committee for Equity Indices decided to replace the Deutsche Börse share (ISIN DE0005810055) with the tendered Deutsche Börse share (ISIN DE000A1KRND6) with two trading days notice, provided an acceptance threshold of at least 50 percent is reached by the end of the initial acceptance period (i.e., on 13 July 2011) or at any time during the additional acceptance period. Once the 50% threshold is achieved the then larger share class is included in the DAX in accordance with the index rulebook. If the tendered Deutsche Börse share is still an index member after closing or discontinuation of the transaction, the tendered Deutsche Börse share will be replaced by the Alpha Beta Netherlands Holdings N.V. share (ISIN NL0009766997) or the Deutsche Börse share (ISIN DE0005810055), respectively, provided that, in the case of the closing of the transaction, the Alpha Beta Netherlands Holdings N.V. share fulfils the criteria for inclusion in the DAX. Deutsche Börse stated that it will follow the independent decision of the Working Committee for Equity Indices and will implement the adjustments as decided.

The Deutsche Börse share (ISIN DE0005810055) will be replaced in STOXX indices by the tendered Deutsche Börse share (ISIN DE000A1KRND6) with two trading days notice, provided an acceptance threshold of at least 75 percent is reached by 13 July 2011 or at any time during the additional acceptance period. The new free float market capitalisation will reflect the reached acceptance level. If the tendered Deutsche Börse share is still an index member, after closing or discontinuation of the transaction, the tendered Deutsche Börse share will be replaced by the Alpha Beta Netherlands Holdings N.V. share (ISIN NL0009766997) or the Deutsche Börse share (ISIN DE0005810055), respectively, provided that, in the case of the closing of the transaction, the Alpha Beta Netherlands Holdings N.V. share fulfils the criteria for inclusion in the STOXX indices.

With an increasing number of Deutsche Börse shares being tendered until 13 July 2011, there is a strong probability that the liquidity of the untendered Deutsche Börse shares (ISIN DE0005810055) will be significantly lower than the liquidity of the tendered Deutsche Börse shares (ISIN DE000A1KRND6).

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Amsterdam, June 28, 2011

Alpha Beta Netherlands Holding N.V.

4